Exhibit 99.1
March 6, 2015

Dear Shareholders:

Welcome to the 2014 Electro-Sensors Annual Report.  While I realize the year had 365 days like most other years, it sure seems like it went by amazingly fast!  Part of the fun of being at Electro-Sensors is that we have many really exciting things taking place and our days are filled with new and interesting opportunities.  As highlighted in last year’s annual report, we’ve embarked on a new growth initiative.  We’re actively putting pieces in place to allow us to bring new and expanded offerings to our customers, and in turn drive growth and shareholder value.  We made great strides during the year and we fully believe we are pointed in the right direction and actively moving towards this vision.

The year can probably be best described as a play with two acts.  The first act focused on strengthening and growing our core business.  We had good success in this area with revenue surpassing $7 million for only the second time in the Company’s history.  Along with this top line growth, our gross margin for the year was 58 percent, demonstrating that we continue to deliver high-value products while efficiently controlling manufacturing costs.

Growth in the core business was driven by a few key factors. We saw particularly strong sales throughout the central region of the United States, which can be partially attributed to record crop harvest levels and increased demand for agricultural storage and processing facilities. We also had significant growth in our OEM and system integrator channels. These customers typically purchase Electro-Sensors components for integration into larger and more comprehensive material handling projects, allowing us to efficiently leverage our internal salesforce.

The second act involved integrating the new wireless hazard monitoring technology we purchased during the first quarter of 2014.  We’ve branded this technology HazardPROTM and we’ve been aggressively updating the system to meet our customers’ hazard monitoring needs.  For example, the majority of our customers require that HazardPRO be certified by a national laboratory to operate safely in hazardous locations.  To accomplish this, we updated all the sensors and related electronics to the stringent levels required for certification.  We’ve recently successfully completed the third-party lab testing and are excited to begin shipping products for these hazardous locations in the second quarter of 2015. This is a huge milestone as it will allow us to start realizing revenue from all the hard work accomplished the past several quarters!  Our team is tremendously excited about adding this technology to our product offerings, and based on initial customer responses, we believe that HazardPRO will meaningfully impact our 2015 revenue.

As you can see, we’ve had a really busy and exciting year and we believe the many seeds we planted in 2014 will begin to bear fruit in 2015.  Additionally, we are actively listening to our customers and scanning our markets for additional high value products, services and technologies that we can effectively build into our portfolio of offerings.

Thanks again for your continuing support as we pursue this exciting phase in Electro-Sensors history.  We look forward to seeing you at our annual shareholder meeting at 2:00 p.m. on April 22, 2015, at the Sheraton Minneapolis West Hotel in Minnetonka.

Sincerely,

David Klenk

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